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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

    [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form N-SAR

                        For Period Ended: MARCH 31, 2007

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                  FOR THE TRANSITION PERIOD ENDED: ____________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Full Name of Registrant: ISRAMCO, INC

FORMER NAME IF APPLICABLE:

Address of Principal Executive Office: 11767 Katy Freeway

(City, State and Zip Code): Houston, Texas, 77079

                        PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                         (Attach Extra Sheets if Needed)

The registrant's Quarterly Report on Form 10-QSB for the three months ended March 31, 2007 could not be filed by the prescribed due date of May 15, 2007 because the registrant had not yet finalized its financial statements for the three month period and the review of those financial statements is ongoing. The delay is due in part to the finalization of the accounting treatment and related disclosures of the acquisition in March 2007 of oil and gas properties from Five States Energy Company, LLC ("Five States") . Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject quarterly report will be filed on or before May 21, 2007.
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                           PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification:

ROBERT KINSEY                713          621-3882
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(Name)                    (Area Code) (Telephone Number)

2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, Identify report(s).

[X] Yes [_] No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [_] No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 2, 2007, the registrant purchased from Five States, through Isramco Energy LLC, a Texas limited liability company that is wholly owned by the registrant, certain oil and gas properties. The registrant is currently in the process of finalizing the accounting treatment and related disclosures relating to the purchase from Five States.

For the three months ended March 31, 2006, the registrant had revenues of $5,245,000 and a net gain of $394,000. For the three months ended March 31, 2007, the registrant currently estimates that it had revenues of approximately $3,751,000 and a net loss of approximately $2,064,000. The decrease in net income during the three month period ended March 31, 2007 is primarily attributable to recording of losses from swap transactions of approximately $3.4 million in connection with the acquisition as compared to the recording of income of $600,000 in the three month period ended March 31, 2006. The net income during the three months ended in March 31, 2006 included a non-recurring one time receipt of $2,565,000 for the settlement of certain lawsuits that were initiated by the registrant. Results for the 2007 period remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant's financial results for the fiscal quarter ended March 31, 2007. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Registrant's actual results may differ materially from the Registrant's anticipated or expected results and the results in the forward-looking statements.


                                  ISRAMCO, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

    Date:       MAY 15,  2007                  By:   /S/ HAIM TSUFF
         -------------------------                -----------------------
                                                     Haim Tsuff
                                                     Chief Executive Officer and
                                                     President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.